UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ASTEA INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04622E208

(CUSIP Number)

April 2, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E208

1	NAME OF REPORTING PERSON ManageBac LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 177,943
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 177,943

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,943
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%(1)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Calculated based on 3,616,549 shares of Astea International Inc.’s (the “Issuer’s”) common stock, $0.01 par value per share (“Common Stock”), as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 1, 2019.

CUSIP No. 04622E208

1	NAME OF REPORTING PERSON Faria Frontiers Limited(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 199,434(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 199,434(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,434
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(3)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)

ManageBac LLC is a Delaware limited liability company and is the majority-owned indirect subsidiary of Faria Frontiers Limited, a British Virgin Islands limited company. As a result, Faria Frontiers Limited is deemed to be the indirect owner of the shares held directly by ManageBac LLC.

(2)	Includes 21,491 shares held directly by Faria Frontiers Limited, and 177,943 shares held directly by ManageBac LLC.
(3)	Calculated based on 3,616,549 shares of the Issuer’s Common Stock, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 1, 2019.

CUSIP No. 04622E208

1	NAME OF REPORTING PERSON Theodore Walker Cheng-De King(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 199,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 199,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,434
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

ManageBac LLC is a Delaware limited liability company and is the majority-owned indirect subsidiary of Faria Frontiers Limited, a British Virgin Islands limited company. Theodore Walker Cheng-De King is the majority shareholder of Faria Frontiers Limited. As a result, Mr. King is deemed to be the indirect owner of the shares held directly by both ManageBac LLC and Faria Frontiers Limited.

(2)	Calculated based on 3,616,549 shares of the Issuer’s Common Stock, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 1, 2019.

Item 1(a).	Name of Issuer: Astea International Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 240 Gibraltar Road, Horsham, Pennsylvania 19044.

Item 2(a). Name of Person Filing: This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)	ManageBac LLC (“MBLLC”), a Delaware limited liability company, with respect to the shares of the Issuer’s Common Stock directly owned by MBLLC;

(ii)

Faria Frontiers Limited (“FFL”), a British Virgin Islands limited company, for itself and as the majority indirect parent company of MBLLC, with respect to the shares of the Issuer’s Common Stock directly owned by MBLLC and FFL; and

(iii)	Theodore Walker Cheng De-King, as the majority shareholder of FFL, with respect to the shares of the Issuer’s Common Stock directly owned by MBLLC and FFL.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement dated April 12, 2019, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the principal business office of each of the Reporting Persons is as follows:

(i)	As to MBLLC, Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

(ii)	As to FFL, Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

(iii)	As to Theodore Walker Cheng-De King, Unit 1502, 15th Floor, 99 Hennessy Road, Wanchai, Hong Kong.

Item 2(c).	Citizenship:

(i)	MBLLC is a Delaware limited liability company.

(ii)	FFL is a British Virgin Islands limited company.

(iii)	Theodore Walker Cheng De-King is a citizen of Malta.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value per share.

Item 2(e).	CUSIP No.: 04622E208

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Not Applicable.

Item 4. Ownership.

(a)

Amount Beneficially Owned: In the aggregate, the Reporting Persons beneficially own 199,434 shares of Common Stock, representing 5.5% of the issued and outstanding Common Stock of the Issuer, as follows: (i) MBLLC directly owns 177,943 shares; and (ii) FFL directly owns 21,491 shares. FFL is the majority shareholder of Faria Education Group Limited, a British Virgin Islands limited company (“FEGL”). FEGL is the sole shareholder of Faria Education Limited, a Hong Kong limited company (“FEL”). FEL is the sole member of MBLLC. Theodore Walker Cheng-De King is the majority shareholder of FFL. As a result of these relationships, FFL may be deemed to be an indirect beneficial owner of the shares of Common Stock held directly by MBLLC, and Mr. King may be deemed to be an indirect beneficial owner of the shares of Common Stock held directly by both MBLLC and FFL. Neither the filing of this Schedule 13G nor any of its contents shall be deemed an admission by any Reporting Person with respect to the shares of Common Stock indirectly held through MBLLC and FFL that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, despite any shared beneficial ownership of the shares that may be deemed to exist, the Reporting Persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(b)	Percent of Class: The percentages used herein and in the remainder of this Schedule 13G are calculated based on 3,616,549 shares of the Issuer’s Common Stock issued and outstanding as of March 27, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on April 1, 2019.

		(i) MBLLC	4.9%

		(ii) FFL	5.5%

		(iii) Theodore Walker Cheng-De King	5.5%

(c)	Number of Shares as to Which the Person Has:

	(i)	Sole Power to Vote or to Direct the Vote:

		(1) MBLLC	0

		(2) FFL	0

		(3) Theodore Walker Cheng-De King	0

	(ii)	Shared Power to Vote or to Direct the Vote:

		(1) MBLLC	177,943

		(2) FFL	199,434

		(3) Theodore Walker Cheng-De King	199,434

	(iii)	Sole Power to Dispose or to Direct the Disposition of:

		(1) MBLLC	0

		(2) FFL	0

		(3) Theodore Walker Cheng-De King	0

	(iv)	Shared Power to Dispose or to Direct the Disposition of:

		(1) MBLLC	177,943

		(2) FFL	199,434

		(3) Theodore Walker Cheng-De King	199,434

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The subsidiary, MBLLC, which acquired securities being reported on, is a Reporting Person in this statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019	MANAGEBAC LLC

	By:	/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King Director

FARIA FRONTIERS LIMITED

	By:	/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King Director

/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King, individually

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, $0.01 par value per share, of Astea International Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of April 12, 2019.

MANAGEBAC LLC

By:	/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King Director

FARIA FRONTIERS LIMITED

By:	/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King Director

/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King, individually